UNITED STATES


SECURITIES AND EXCHANGE COMMISSION

            WASHINGTON ,   D . C . 20549



                                                        DIVISION OF
         CORPORATION FINANCE
United States securities and exchange commission logo





                                 September 30, 2020

       Greg Mrva
       President
       TPG Pace Tech Opportunities Corp.
       301 Commerce St.
       Suite 3300
       Fort Worth, TX 76102

                                                            Re: TPG Pace Tech
Opportunities Corp.
                                                                Amendment No. 1
to Form S-1
                                                                Filed September
24, 2020
                                                                File No.
333-248594

       Dear Mr. Mrva:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Use of Proceeds, page 83

   1. We note new disclosure under "Certain Relationships . . . " on page 150 that your affiliate,
                                                           TPG Capital BD, LLC,
is acting as your independent financial advisor and will receive a customary fee.
Please disclose the amount that you will pay to TPG Capital from proceeds of the
offering and private placement warrants in the Use of Proceeds section.
                                                           Please also file any
related agreement as an exhibit to the registration statement and disclose what makes
TPG Capital "independent," elaborate on the nature of its services, and disclose the
amount of the fee in your disclosure on page 150.
 Greg Mrva
TPG Pace Tech Opportunities Corp.
September 30, 2020
Page 2
General

2. We note disclosure throughout your prospectus that in connection with the original and additional forward purchase agreements, you have agreed "in certain circumstances" to issue to the forward transferees and the additional forward purchasers, in addition to the forward purchase securities or additional forward purchase securities, "an additional number of Class A ordinary shares." Please disclose the circumstances in which you would issue these additional shares, the number of shares you would issue, and the consideration to be paid by the forward transferees or additional forward purchasers.
       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameGreg Mrva
                                                            Division of
Corporation Finance
Comapany NameTPG Pace Tech Opportunities Corp.
                                                            Office of Real
Estate & Construction
September 30, 2020 Page 2
cc:       Alexander D. Lynch, Esq.
FirstName LastName